

Senior Housing Properties Trust

Third Quarter 2012
Supplemental Operating and Financial Data

SNH
LISTED
NYSE.

All amounts in this report are unaudited.

Remington Club, San Diego, CA.
405 Independent and Assisted Living Units.

TABLE OF CONTENTS



TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES;
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL;
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT;
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS;
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES;
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS;
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY;
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT;
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR MANAGED COMMUNITIES SUCCESSFULLY; AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, OR PPACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US AND ON OUR TENANTS' ABILITY TO PAY OUR RENTS;
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, COMMONWEALTH REIT, OR CWH, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES;
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES;
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES; AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES SEVERAL OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:



- CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM PPACA AND OTHER RECENTLY ENACTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS;
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS;
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS; AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR;
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS;
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS;
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A SPREAD BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY;
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM FROM LENDERS, WHICH MAY NOT OCCUR;
- THIS SUPPLEMENTAL OPERATIONAL AND FINANCIAL DATA REPORT STATES THAT WE EXPECT THE REMAINING TWO SUNRISE SENIOR LIVING, INC., OR SUNRISE, LEASE TERMINATIONS, THE TAXABLE REIT SUBSIDIARY, OR TRS, LEASES AND THE FIVE STAR MANAGEMENT AGREEMENTS REGARDING THE REMAINING TWO COMMUNITIES TO BE COMPLETED BEFORE DECEMBER 31, 2012. THESE TWO COMMUNITIES ARE OWNED BY US FREE AND CLEAR OF MORTGAGE DEBTS AND NO LENDER APPROVALS WILL BE REQUIRED FOR THE LEASE TERMINATIONS, THE TRS LEASES OR THE NEW MANAGEMENT AGREEMENTS. HOWEVER, THE TRANSFERS OF OPERATING CONTROL OF THESE REMAINING TWO COMMUNITIES ARE SUBJECT TO REGULATORY APPROVALS IN THE STATES WHERE THESE COMMUNITIES ARE LOCATED AS WELL AS SOME APPROVALS FROM CERTAIN THIRD PARTY PAYORS FOR RESIDENT SERVICES. WE CANNOT CONTROL THE RESULTS OR TIMING OF THESE APPROVAL PROCESSES. ACCORDINGLY, THESE APPROVALS MAY BE DELAYED OR MAY NOT OCCUR AND THE CANCELLATION OF THE REMAINING TWO SUNRISE LEASES AND TRANSFER OF OPERATIONS TO OUR TRS MAY BE DELAYED OR MAY NOT OCCUR;
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE;
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES;
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES;
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE; AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, CWH, RMR, AFFILIATES INSURANCE COMPANY, D&R YONKERS LLC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS, NATURAL DISASTERS OR CHANGES IN OUR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION







Pewaukee Clinic, Pewaukee, WI.
Medical Office Building.
Major Tenant: Aurora Healthcare.
Square Feet: 148,022



COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, rehabilitation hospitals, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,680 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SNH, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S., and Select Income REIT, a publicly traded REIT that is primarily focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a healthcare services company which is our largest tenant and which manages certain of our senior living communities for our account, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $22.0 billion as of September 30, 2012. We believe that being managed by RMR is a competitive advantage for SNH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our current business plan is to maintain our portfolio of independent and assisted living communities, continuing care retirement communities, nursing homes, hospitals and MOBs and to acquire additional healthcare related properties primarily for income and secondarily for appreciation potential. Our current growth strategy is focused on making acquisitions of (1) geographically diverse, primarily independent and assisted senior living communities where the majority of the residents pay for occupancy and services with their private resources rather than through government programs and (2) MOBs. We also may sometimes invest in other properties, such as our wellness centers, which offer special services intended to promote healthy living. We base our acquisition decisions on the historical and projected operating results of the target properties and the financial strength of the proposed managers, tenants and their guarantors, among other considerations. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349



COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of 9/30/12) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Q3 2012 NOI (2)	% of Q3 2012 Total NOI
Independent living (3)	61	15,044		$ 1,815,307	35.6%	$ 37,105	33.4%
Assisted living (3)	149	10,901		1,259,738	24.7%	27,541	24.9%
Nursing homes (3)	48	5,024		207,002	4.1%	4,290	3.9%
Rehabilitation hospitals	2	364		73,896	1.5%	2,679	2.4%
Wellness centers	10	812,000	sq. ft.	180,017	3.5%	4,439	4.0%
Medical office buildings (MOBs)	114	8,197,000	sq. ft.	1,555,705	30.6%	34,772	31.4%
Total	384			$ 5,091,665	100.0%	$ 110,826	100.0%

Operating Statistics by Tenant / Managed Properties (as of 9/30/12) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q3 2012 NOI (2)	Tenant / Managed Properties Operating Statistics (4)	
					Rent Coverage (4)	Occupancy (4)
Five Star (Lease No. 1) (5)	91	6,731		$ 14,642	1.20x	84.3%
Five Star (Lease No. 2) (5)	53	7,564		17,492	1.23x	82.0%
Five Star (Lease No. 3) (5)	17	3,281		8,441	1.68x	89.3%
Five Star (Lease No. 4) (5)	29	3,335		8,572	1.20x	86.1%
Sunrise Senior Living, Inc. / Marriott (6)	4	1,619		7,833	1.90x	93.1%
Brookdale Senior Living, Inc.	18	894		1,754	2.27x	93.6%
6 private companies (combined)	11	1,470		1,762	2.86x	83.6%
TRS Managed (7)	37	6,439		11,119	NA	87.2%
Wellness centers	10	812,000	sq. ft.	4,439	2.17x	100.0%
Multi-tenant MOBs	114	8,197,000	sq. ft.	34,772	NA	93.9%
Total	384			$ 110,826		

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

(3) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.

(4) Operating data for multi-tenant MOBs are presented as of September 30, 2012; operating data for other tenants are presented based upon the operating results provided by our tenants for the 12 months ended June 30, 2012, or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(5) In August 2012, we realigned our leases with Five Star as a result of our prepayment of approximately $199.2 million of the outstanding principal balance of our Federal National Mortgage Association, or FNMA, secured term loan and the release of 11 of the 28 properties securing this loan from the related mortgage. The data presented reflects this realignment.

(6) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases. In December 2011, Sunrise Senior Living, Inc., or Sunrise, extended the leases to December 31, 2018 for these senior living communities. Rent coverage and occupancy includes the data for the four senior living communities whose leases were extended to December 31, 2018.

(7) These 37 senior living communities, including 27 communities that we acquired since June 2011, and the 10 senior living communities, or the 10 Communities, leased to Sunrise, of which three were transferred to our taxable REIT subsidiary, or TRS, in September 2012, are leased to our TRSs and managed by Five Star for our account. In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities that were leased to Sunrise through December 31, 2013; in September 2012, the leases for three senior living communities were terminated and, in October 2012, the leases for five additional of these senior living communities were terminated, and the operations of these eight senior living communities were transferred to our TRS and Five Star management. We currently expect the termination of the leases for, and the transition of the operations of, the remaining two of these senior living communities to occur before December 31, 2012. The termination of the leases for those remaining two communities and Five Star's management of those communities on our behalf are subject to conditions, including receipt of regulatory approvals, that may not occur. All operating statistics presented above with the exception of Q3 NOI are presented as if all of these 10 lease terminations occurred during the reporting period. Operating data for TRS managed properties are presented for the 12 months ended September 30, 2012 or, if shorter, from the date of acquisitions through September 30, 2012.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, or
Elisabeth Heiss, Manager, Investor Relations
(617) 796-8234, tbonang@snhreit.com or eheiss@snhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
Jana Galan
(646) 855-3081

RBC Capital Markets
Michael Carroll
(440) 715-2649

Jefferies & Company
Omotayo Okusanya
(212) 336-7076

Sandler O'Neill & Partners
James Milam
(212) 466-8066

JMP Securities
Peter Martin
(415) 835-8904

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351

Morgan Stanley
Paul Morgan
(415) 576-2627

UBS
Ross Nussbaum
(212) 713-2484

Raymond James
Paul Puryear
(727) 567-2253

Wells Fargo Securities
Todd Stender
(212) 214-8067

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Eugene Nusinzon
(212) 438-2449

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION





Premier Residences, Yonkers, NY.
310 Independent and Assisted Living Units.



KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Shares Outstanding (1):					
Common shares outstanding (at end of period)	176,554	162,675	162,667	162,646	153,446
Weighted average common shares outstanding during period	174,690	162,670	162,647	160,946	153,385
Common Share Data:					
Price at end of period	$ 21.78	$ 22.32	$ 22.05	$ 22.44	$ 21.54
High during period	$ 24.70	$ 22.32	$ 23.09	$ 23.22	$ 24.64
Low during period	$ 21.52	$ 19.83	$ 21.30	$ 20.17	$ 19.09
Annualized dividends paid per share (2) (3)	$ 1.52	$ 1.52	$ 1.52	$ 1.52	$ 1.48
Annualized dividend yield (at end of period) (2) (3)	7.0%	6.8%	6.9%	6.8%	6.9%
Annualized Normalized FFO multiple (at end of period) (4)	12.7x	12.4x	12.3x	13.4x	12.5x
Annualized net operating income (NOI) (5) / total market capitalization	7.8%	7.6%	7.8%	8.0%	7.6%
Market Capitalization:					
Total debt (book value)	$ 1,868,311	$ 1,964,928	$ 1,851,799	$ 1,827,385	$ 1,604,777
Plus: market value of common shares (at end of period)	3,845,337	3,630,906	3,586,807	3,649,776	3,305,227
Total market capitalization	$ 5,713,648	$ 5,595,834	$ 5,438,606	$ 5,477,161	$ 4,910,004
Total debt / total market capitalization	32.7%	35.1%	34.0%	33.4%	32.7%
Book Capitalization:					
Total debt	$ 1,868,311	$ 1,964,928	$ 1,851,799	$ 1,827,385	$ 1,604,777
Plus: total shareholders' equity	2,670,811	2,416,159	2,445,835	2,472,606	2,309,524
Total book capitalization	$ 4,539,122	$ 4,381,087	$ 4,297,634	$ 4,299,991	$ 3,914,301
Total debt / total book capitalization	41.2%	44.9%	43.1%	42.5%	41.0%
Selected Balance Sheet Data:					
Total assets	$ 4,646,295	$ 4,466,552	$ 4,383,821	$ 4,383,048	$ 4,003,313
Total liabilities	$ 1,975,484	$ 2,050,393	$ 1,937,986	$ 1,910,442	$ 1,693,789
Gross book value of real estate assets (6)	$ 5,091,665	$ 4,866,390	$ 4,737,687	$ 4,721,591	$ 4,294,821
Total debt / gross book value of real estate assets (6)	36.7%	40.4%	39.1%	38.7%	37.4%
Selected Income Statement Data:					
Total revenues (7)	$ 158,633	$ 146,972	$ 145,073	$ 136,603	$ 113,700
NOI (5)	$ 110,826	$ 106,238	$ 105,739	$ 109,524	$ 93,547
Adjusted EBITDA (8)	$ 105,237	$ 101,373	$ 101,481	$ 95,305	$ 90,305
Net income	$ 25,646	$ 33,251	$ 32,352	$ 38,599	$ 29,996
Normalized FFO (4)	$ 74,777	$ 73,210	$ 72,388	$ 67,932	$ 65,368
Common distributions paid (2) (3)	$ 67,061	$ 61,813	$ 61,806	$ 61,805	$ 56,748
Per Share Data:					
Net income	$ 0.15	$ 0.20	$ 0.20	$ 0.24	$ 0.20
Normalized FFO (4)	$ 0.43	$ 0.45	$ 0.45	$ 0.42	$ 0.43
Common distributions paid (2) (3)	$ 0.38	$ 0.38	$ 0.38	$ 0.38	$ 0.37
Normalized FFO payout ratio (2) (3) (4)	88.4%	84.4%	84.4%	90.5%	86.0%
Coverage Ratios:					
Adjusted EBITDA (8) / interest expense	3.5x	3.6x	3.5x	3.5x	3.7x
Total debt / annualized Adjusted EBITDA (8)	4.4x	4.8x	4.6x	4.8x	4.4x

(1) We have no outstanding common shares equivalents, such as units, convertible debt or stock options.
(2) The amounts stated are based on the amounts paid during the periods.
(3) On October 9, 2012, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year) payable on or about November 20, 2012 to shareholders of record on October 22, 2012.
(4) See Exhibit C for the calculation of Normalized FFO and a reconciliation of Normalized FFO to net income determined in accordance with GAAP.
(5) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.
(6) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(7) During the third quarter of 2012, we recognized $350,000 of percentage rent as a result of the September 1, 2012 lease terminations of three senior living communities formerly leased to Sunrise. During the fourth quarter of 2011, we recognized $11.3 million of percentage rent for the year ended December 31, 2011.
(8) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to net income determined in accordance with GAAP.

CONDENSED CONSOLIDATED BALANCE SHEET

(dollar amounts appearing in the table below are in thousands)



	As of September 30, 2012	As of December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 604,352	$ 564,628
Buildings, improvements and equipment	4,487,313	4,156,963
	5,091,665	4,721,591
Less accumulated depreciation	719,224	630,261
	4,372,441	4,091,330
Cash and cash equivalents	20,985	23,560
Restricted cash	11,377	7,128
Deferred financing fees, net	30,328	25,434
Acquired real estate leases and other intangible assets, net	106,943	100,235
Loan receivable (1)	-	38,000
Other assets	104,221	97,361
Total assets	$ 4,646,295	$ 4,383,048
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 55,000	$ -
Senior unsecured notes, net of discount (2)	1,091,732	965,770
Secured debt and capital leases (3)	721,579	861,615
Accrued interest	22,018	22,281
Assumed real estate lease obligations, net	14,304	17,778
Other liabilities	70,851	42,998
Total liabilities	1,975,484	1,910,442
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
199,700,000 shares authorized, 176,553,600 and 162,646,046 shares issued		
and outstanding at September 30, 2012 and December 31, 2011, respectively	1,766	1,626
Additional paid in capital	3,233,262	2,944,212
Cumulative net income	999,185	907,937
Cumulative other comprehensive income	4,675	(3,772)
Cumulative distributions	(1,568,077)	(1,377,397)
Total shareholders' equity	2,670,811	2,472,606
Total liabilities and shareholders' equity	$ 4,646,295	$ 4,383,048

(1) In May 2011, we and Five Star entered into a loan agreement, or the Bridge Loan, under which we agreed to lend Five Star up to $80.0 million to fund a portion of Five Star's purchase of a portfolio of six senior living communities. In April 2012, Five Star repaid the $38.0 million which was then outstanding under this Bridge Loan, resulting in the termination of the Bridge Loan.

(2) In July 2012, we sold $350.0 million of 5.625% unsecured senior notes due 2042. We used a part of the net proceeds of this offering to repay borrowings outstanding under our revolving credit facility and we used the remaining net proceeds from this offering to prepay a part of our FNMA secured term loan and for general business purposes, which included funding some of our recent acquisitions of properties.

(3) In August 2012, we prepaid approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan, using, among other funds, net proceeds from our July 2012 unsecured senior notes offering described above.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(amounts appearing in the table below are in thousands, except per share data)



	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Revenues:				
Rental income (1) (2)	$ 116,281	$ 102,969	$ 336,772	$ 301,839
Residents fees and services (3)	42,352	10,731	113,906	11,575
Total revenues	158,633	113,700	450,678	313,414
Expenses:				
Depreciation	35,880	28,824	104,487	82,120
Property operating expenses (4)	47,807	20,153	127,875	41,888
General and administrative	8,352	6,564	24,106	19,513
Acquisition related costs	4,297	2,620	6,814	6,547
Impairment of assets	-	1,028	3,071	1,194
Total expenses	96,336	59,189	266,353	151,262
Operating income	62,297	54,511	184,325	162,152
Interest and other income	248	394	957	870
Interest expense	(30,417)	(24,730)	(87,426)	(70,837)
Loss on early extinguishment of debt (5)	(6,349)	-	(6,349)	(427)
Loss on lease terminations (6)	(104)	-	(104)	-
(Loss) gain on sale of properties (7)	(101)	-	(101)	21,315
Equity in earnings of an investee	115	28	236	111
Income before income tax expense	25,689	30,203	91,538	113,184
Income tax expense	(43)	(207)	(290)	(365)
Net income	$ 25,646	$ 29,996	$ 91,248	$ 112,819
Weighted average common shares outstanding	174,690	153,385	166,698	145,745
Net income per share	$ 0.15	$ 0.20	$ 0.55	$ 0.77
Additional Data:				
General and administrative expenses / total revenues	5.3%	5.8%	5.3%	6.2%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.5%	0.5%
Straight-line rent included in rental income (1)	$ 4,186	$ 2,652	$ 10,248	$ 8,376
Lease Value Amortization included in rental income (1)	$ (915)	$ 203	$ (746)	$ 574
Percentage rent, estimated (2) (8)	$ 2,400	$ 2,900	$ 8,200	$ 8,300
Amortization of deferred financing fees and debt discounts	$ 1,470	$ 1,363	$ 4,494	$ 3,506
Non-cash stock based compensation, estimated	$ 458	$ 463	$ 1,265	$ 1,238
Loss on early extinguishment of debt settled in cash (5)	$ 2,452	$ -	$ 2,452	$ 1,280
Lease termination fees included in rental income	$ -	$ -	$ -	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Rental income for the three and nine months ended September 30, 2012 includes $350,000 of percentage rent as a result of the September 1, 2012 lease terminations of three senior living communities formerly leased to Sunrise.

(3) Twenty seven (27) senior living communities that we acquired since June 2011 and three senior living communities that were formerly leased to Sunrise and transferred in September 2012 are leased to our TRSs and managed by Five Star for our account. We recognize residents fees and services as services are provided.

(4) The increase in property operating expenses for the three and nine months ended September 30, 2012, is the result of acquisitions since July 1, 2011, including 24 MOBs and 18 managed senior living communities.

(5) In August 2012, we prepaid approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan. As a result of this prepayment, we recorded a loss on early extinguishment of debt of $6.3 million consisting of a debt prepayment premium, legal fees and the write off of unamortized deferred financing fees.

(6) In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities which were previously scheduled to terminate on December 31, 2013; in September 2012, the leases for three senior living communities were terminated and, in October 2012, the leases for five additional senior living communities were terminated. During the three and nine months ended September 30, 2012, we recognized a loss on lease terminations of approximately $104,000.

(7) In July 2012, we sold one MOB for approximately $1.1 million and recognized a loss on sale of approximately $101,000. During the second quarter of 2011, we sold seven properties for total sales prices of approximately $39.5 million and recognized a gain on sale of approximately $21.3 million.

(8) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

	For the Nine Months Ended	
	9/30/2012	9/30/2011
Cash flows from operating activities:		
Net income	$ 91,248	$ 112,819
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	104,487	82,120
Amortization of deferred financing fees and debt discounts	4,494	3,506
Straight line rental income	(10,248)	(8,376)
Amortization of acquired real estate leases and other intangible assets	746	(574)
Loss on early extinguishment of debt	6,349	427
Impairment of assets	3,071	1,194
Loss on lease terminations	104	-
Loss (gain) on sale of properties	101	(21,315)
Equity in earnings of an investee	(236)	(111)
Change in assets and liabilities:		
Restricted cash	(4,249)	(2,175)
Other assets	13,978	(26,294)
Accrued interest	(263)	940
Other liabilities	29,430	25,682
Cash provided by operating activities	239,012	167,843
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(255,769)	(510,416)
Real estate improvements	(29,645)	(25,327)
Loan receivable from Five Star Quality Care, Inc.	-	(80,000)
Principal repayments on loan receivable	38,000	32,000
Investment in Five Star Quality Care, Inc.	-	(5,000)
Proceeds from sale of properties	1,041	38,663
Cash used for investing activities	(246,373)	(550,080)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	287,052	247,499
Proceeds from issuance of unsecured senior notes, net of discount	350,000	247,327
Proceeds from borrowings on revolving credit facility	509,000	590,000
Repayments of borrowings on revolving credit facility	(454,000)	(508,000)
Redemption of senior notes	(225,000)	-
Repayment of other debt	(259,400)	(7,013)
Payment of deferred financing fees	(12,186)	(9,873)
Distributions to shareholders	(190,680)	(161,724)
Cash provided by financing activities	4,786	398,216
(Decrease) increase in cash and cash equivalents	(2,575)	15,979
Cash and cash equivalents at beginning of period	23,560	10,866
Cash and cash equivalents at end of period	$ 20,985	$ 26,845
Supplemental cash flow information:		
Interest paid	$ 83,195	$ 66,391
Income taxes paid	389	264
Non-cash investing activities:		
Acquisitions funded by assumed debt	(112,153)	(76,931)
Non-cash financing activities:		
Assumption of mortgage notes payable	112,153	76,931
Issuance of common shares	2,138	1,814

DEBT SUMMARY

(dollars appearing in the table below are in thousands)



	Coupon Rate	Interest Rate (1)	Principal Balance (2)	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property (3)	6.500%	6.500%	$ 4,159	1/11/2013	$ 4,137	0.3
Mortgages - secured by 4 properties	6.110%	6.420%	10,656	12/1/2013	10,178	1.2
Mortgage - secured by 2 properties	6.910%	6.310%	13,824	12/1/2013	13,404	1.2
Mortgages - secured by 2 properties	5.830%	5.830%	37,091	6/1/2014	35,807	1.7
Mortgage - secured by 1 property	6.015%	2.460%	31,129	3/1/2015	29,227	2.4
Mortgage - secured by 1 property	5.650%	5.650%	5,145	6/1/2015	4,867	2.7
Mortgage - secured by 1 property	6.365%	6.365%	11,647	7/1/2015	11,225	2.8
Mortgages - secured by 3 properties	5.660%	5.660%	13,118	7/11/2015	12,326	2.8
Mortgage - secured by 1 property	5.880%	5.880%	2,896	7/11/2015	2,687	2.8
Mortgage - secured by 1 property	5.810%	2.880%	6,844	10/1/2015	6,175	3.0
Mortgage - secured by 1 property	5.810%	5.810%	4,619	10/11/2015	4,325	3.0
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	3.3
Mortgage - secured by 1 property	5.970%	5.970%	6,503	4/11/2016	3,118	3.5
Mortgages - secured by 2 properties	5.924%	5.924%	91,253	11/1/2016	79,415	4.1
Mortgage - secured by 1 property	6.250%	6.250%	12,578	11/11/2016	11,820	4.1
Mortgage - secured by 1 property	5.860%	3.070%	5,832	3/11/2017	5,401	4.4
Mortgages - secured by 8 properties (4)	6.540%	6.540%	46,993	5/1/2017	42,334	4.6
Mortgage - secured by 1 property	6.150%	4.180%	11,462	12/1/2017	10,449	5.2
Mortgage - secured by 17 properties (5)	6.710%	6.710%	297,367	9/1/2019	266,704	6.9
Mortgage - secured by 1 property (6)	7.310%	7.310%	3,334	1/1/2022	41	9.3
Mortgage - secured by 1 property (6)	7.850%	7.850%	1,638	1/1/2022	21	9.3
Capital leases - 2 properties	7.700%	7.700%	13,900	4/30/2026	-	13.6
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	15.2
Mortgage - secured by 1 property	6.250%	6.250%	3,556	2/1/2033	26	20.4
Mortgage - secured by 2 properties	5.950%	5.950%	9,527	9/1/2038	1,211	25.9
Mortgage - secured by 1 property	4.375%	4.375%	4,765	9/1/2043	23	30.9
Weighted average rate / total secured fixed rate debt	6.338%	6.094%	$ 716,536		$ 621,621	5.9
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 160 b.p.) (7)	1.790%	1.790%	$ 55,000	6/24/2015	$ 55,000	2.7
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	3.3
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	7.5
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	9.2
Senior notes due 2042 (8)	5.625%	5.625%	350,000	8/1/2042	350,000	29.9
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	$ 1,100,000		$ 1,100,000	14.1
Weighted average rate / total unsecured debt	5.643%	5.643%	$ 1,155,000		$ 1,155,000	13.6
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.338%	6.094%	$ 716,536		$ 621,621	5.9
Weighted average rate / total unsecured floating rate debt	1.790%	1.790%	55,000		55,000	2.7
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	1,100,000		1,100,000	14.1
Weighted average rate / total debt	5.909%	5.815%	$ 1,871,536		$ 1,776,621	10.6

(1) Includes the effect of interest rate protection, mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.
(2) The principal balances are the amounts stated in the contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.
(3) In October 2012 we repaid this debt.
(4) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages at an interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.
(5) In 2009, we closed the FNMA secured term loan financing for approximately $512.9 million secured by 28 properties. A part of this secured term loan is at a fixed rate and a part was at a floating rate. In August 2012, we prepaid all the approximately $198.4 million outstanding principal balance of the floating rate part and approximately $763,000 of the outstanding principal balance of the fixed part of the loan. As a result of this prepayment, 11 of the 28 properties securing this loan were released from the related mortgage.
(6) These two mortgages are secured by one property.
(7) Represents amounts outstanding under our $750.0 million revolving credit facility at September 30, 2012. At our option and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.
(8) In July 2012, we sold $350.0 million of unsecured senior notes. The notes require interest at a fixed rate of 5.625% per annum and are due in 2042.



DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)

Year	Secured Fixed Rate Debt [1]	Unsecured Floating Rate Debt [2]	Unsecured Fixed Rate Debt	Total
	Scheduled Principal Payments During Period			
2012	$ 3,007	$ -	$ -	$ 3,007
2013	40,038	-	-	40,038
2014	47,792	-	-	47,792
2015	82,110	55,000	-	137,110
2016	159,873	-	250,000	409,873
2017	65,099	-	-	65,099
2018	7,198	-	-	7,198
2019	271,123	-	-	271,123
2020	2,172	-	200,000	202,172
2021 and thereafter	38,124	-	650,000 [3]	688,124
	$ 716,536	$ 55,000	$ 1,100,000	$ 1,871,536

(1) Includes $13.9 million of capital leases.

(2) Represents amounts outstanding under our $750.0 million revolving credit facility at September 30, 2012. At our option and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.

(3) In July 2012, we sold $350.0 million of unsecured senior notes. The notes require interest at a fixed rate of 5.625% per annum and are due in 2042.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Leverage Ratios:					
Total debt / total market capitalization	32.7%	35.1%	34.0%	33.4%	32.7%
Total debt / total book capitalization	41.2%	44.9%	43.1%	42.5%	41.0%
Total debt / total assets	40.2%	44.0%	42.2%	41.7%	40.1%
Total debt / gross book value of real estate assets (1)	36.7%	40.4%	39.1%	38.7%	37.4%
Secured debt / total assets	15.5%	19.3%	19.3%	19.7%	18.1%
Variable rate debt / total debt	2.9%	28.4%	25.1%	10.9%	25.6%
Coverage Ratios:					
Adjusted EBITDA (2) / interest expense	3.5x	3.6x	3.5x	3.5x	3.7x
Total debt / annualized Adjusted EBITDA (2)	4.4x	4.8x	4.6x	4.8x	4.4x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	35.2%	38.5%	37.4%	37.2%	35.5%
Secured debt / adjusted total assets - allowable maximum 40.0%	13.6%	16.9%	17.1%	17.5%	16.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.64x	3.81x	3.71x	3.68x	3.86x
Total unencumbered assets to unsecured debt - required minimum 1.50x	3.56x	3.34x	3.55x	3.62x	4.20x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to net income in accordance with GAAP.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

	For the Three Months Ended (1)									
	9/30/2012		6/30/2012		3/31/2012		12/31/2011		9/30/2011	
MOB leasing capital (2)	$	1,049	$	1,826	$	1,498	$	1,095	$	1,553
MOB building improvements (3)		1,270		1,061		794		1,436		418
Managed communities capital improvements (4)		2,675		2,267		1,058		1,527		383
Total capital expenditures	$	4,994	$	5,154	$	3,350	$	4,058	$	2,354
MOB avg. sq. ft. during period		8,132		7,848		7,630		7,560		6,065
Managed communities avg. units during period		3,856		3,309		3,233		2,201		1,019
MOB building improvements per avg. sq. ft. during period	$	0.16	$	0.14	$	0.10	$	0.19	$	0.07
Managed communities capital improvements per avg. units during period	$	694	$	685	$	327	$	694	$	376

(1) Data included is from the date of acquisition through the end of the quarter, if applicable.

(2) MOB leasing capital includes tenant improvements (TI) and leasing costs (LC).

(3) MOB building improvements generally include: (i) construction costs and expenditures to replace obsolete building components that extend the useful life of existing assets, and (ii) non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

(4) Includes capital improvements to the senior living communities that we owned as of September 30, 2012 and which we have acquired since June 2011, and the three senior living communities that were formerly leased to Sunrise and that were leased to our TRS in September 2012.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2012

(dollars and sq. ft. appearing in the table below are in thousands, except per sq. ft. amounts)

Senior Living Acquisitions: (1)

Date Acquired	Location	Type of Property (2)	Number of Properties	Units / Beds	Purchase Price (3)	Purchase Price Per Unit	Initial Lease / Cap Rate (4)		Tenant
2/1/2012	Alabama	Assisted Living	1	92	$ 11,300	$ 123	7.7%		Our TRS
5/29/2012	South Carolina	Assisted Living	1	59	8,059	137	7.1%	(5)	Our TRS
7/1/2012	South Carolina	Independent Living	1	232	37,273	161	7.1%	(5)	Our TRS
7/31/2012	Various	Assisted / Independent Living	4	511	36,500	71	8.0%		Stellar Senior Living, LLC
8/31/2012	New York	Independent Living	1	310	99,000	319	7.3%	(6)	Our TRS
8/31/2012	Missouri	Independent Living	1	87	11,280	130	8.8%		Our TRS
	Total / Wtd. Avg. Senior Living Acquisitions		9	1,291	$ 203,412	$ 158	7.6%		

MOB Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Sq. Ft.	Purchase Price (3)	Purchase Price per Sq. Ft.	Cap Rate (4)	Weighted Average Remaining Lease Term (7)	Occupancy (8)	Major Tenant
5/7/2012	Georgia	MOB	1	28	$ 8,600	$ 307	9.0%	5.3	100.0%	Northside Hospital Inc.
5/30/2012	Georgia	MOB	1	112	23,100	206	8.0%	9.5	100.0%	The Emory Clinic Inc.
6/18/2012	Hawaii	MOB	1	204	70,495	346	8.1%	4.1	99.5%	First Insurance Co. of HI / Straub Medical Center
6/27/2012	Maryland	MOB	1	92	18,250	198	8.7%	6.0	98.0%	Children's Hospital
7/17/2012	Texas	MOB	1	63	16,850	267	8.2%	6.0	100.0%	Northwest Women's Center
7/27/2012	Florida	MOB	1	53	7,750	146	7.6%	2.0	80.0%	South Florida Gastroenterology
9/27/2012	Massachusetts	MOB	1	34	16,400	488	8.3%	14.1	100.0%	Hallmark Health System
	Total / Wtd. Avg. MOB Acquisitions		7	586	$ 161,445	$ 276	8.2%	6.2		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price (9)	NBV	Book Loss on Sale
7/20/2012	Massachusetts	MOB	1	$ 1,100	$ 854	$ 101

(1) During the quarter and nine months ended September 30, 2012, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $4.2 million and $18.2 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $335,000 and $1.5 million, respectively. These amounts are not included in the table above.
(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units / beds at the property.
(3) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.
(4) Represents the ratio of the estimated GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.
(5) In May 2011, we entered into an agreement to acquire 15 communities, which upon acquisition were leased to our TRS and managed by Five Star under long term contracts. As of July 1, 2012, we had acquired all 15 of the communities. The cap rate presented for this property is the cap rate for the combined 15 managed communities based on historical results.
(6) In July 2011, we entered into an agreement to acquire nine communities, which upon acquisition, eight communities will be leased to our TRS and all nine communities will be managed by Five Star under long term contracts. In December 2011, we acquired eight of these nine communities. In August 2012, we acquired the remaining one of these nine communities. The cap rate presented for this one property is the cap rate for the combined nine managed communities based on expected results in our first year of ownership.
(7) Weighted average remaining lease term based on rental income.
(8) Occupancy as of acquisition date.
(9) Sale price excludes closing costs, if any.

PORTFOLIO INFORMATION



Torrey Pines Biotech Laboratory, La Jolla, CA.
Medical Office Building.
Major Tenant: Scripps Research Institute.
Square Feet: 164,091.

PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT

(dollars in thousands, except investment per unit / bed or square foot)



	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Investment per Unit / Bed or Square Foot (2)	Q3 2012 NOI (3)	% of Q3 2012 Total NOI
Facility Type:								
Independent living (4)	61	15,044		$ 1,815,307	35.6%	$ 120,667	$ 37,105	33.4%
Assisted living (4)	149	10,901		1,259,738	24.7%	$ 115,562	27,541	24.9%
Nursing homes (4)	48	5,024		207,002	4.1%	$ 41,203	4,290	3.9%
Rehabilitation hospitals	2	364		73,896	1.5%	$ 203,011	2,679	2.4%
Wellness centers	10	812,000	sq. ft.	180,017	3.5%	$ 222	4,439	4.0%
Medical office buildings (MOBs) (5)	114	8,197,000	sq. ft.	1,555,705	30.6%	$ 190	34,772	31.4%
Total	384			$ 5,091,665	100.0%		$ 110,826	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1) (6)	91	6,731		$ 700,546	13.8%	$ 104,078	$ 14,642	13.2%
Five Star (Lease No. 2) (6)	53	7,564		739,552	14.5%	$ 97,773	17,492	15.8%
Five Star (Lease No. 3) (6)	17	3,281		346,271	6.8%	$ 105,538	8,441	7.6%
Five Star (Lease No. 4) (6)	29	3,335		382,602	7.5%	$ 114,723	8,572	7.7%
Sunrise Senior Living, Inc. / Marriott (7)	4	1,619		294,653	5.8%	$ 181,997	7,833	7.1%
Brookdale Senior Living, Inc.	18	894		61,122	1.2%	$ 68,369	1,754	1.6%
6 private companies (combined)	11	1,470		71,350	1.4%	$ 48,537	1,762	1.6%
TRS Managed (8)	37	6,439		759,847	14.9%	$ 118,007	11,119	10.0%
Wellness centers	10	812,000	sq. ft.	180,017	3.5%	$ 222	4,439	4.0%
Multi-tenant MOBs (5)	114	8,197,000	sq. ft.	1,555,705	30.6%	$ 190	34,772	31.4%
Total	384			$ 5,091,665	100.0%		$ 110,826	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) Represents investment carrying value divided by the number of living units, beds or leased square feet at September 30, 2012.

(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(4) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(5) Our MOB leases include both triple-net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) In August 2012, we realigned our leases with Five Star as a result of our prepayment of approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan and the release of 11 of the 28 properties securing this loan from the related mortgage. The data presented reflects this realignment.

(7) Marriott guarantees the lessee's obligations under these leases. In December 2011, Sunrise extended the leases to December 31, 2018 for these senior living communities.

(8) These 37 senior living communities, including 27 communities that we acquired since June 2011, and the 10 Communities leased to Sunrise, of which three were transferred to our TRS in September 2012, are leased to our TRSs and managed by Five Star for our account. In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities that were leased to Sunrise through December 31, 2013; in September 2012, the leases for three senior living communities were terminated and, in October 2012, the leases for five additional of these senior living communities were terminated, and the operations of these eight senior living communities were transferred to our TRS and Five Star management. We currently expect the termination of the leases for, and the transition of the operations of, the remaining two of these senior living communities to occur before December 31, 2012. The termination of the leases for those remaining two communities and Five Star's management of those communities on our behalf are subject to conditions, including receipt of regulatory approvals, that may not occur. Number of Properties and Number of Units / Beds or Square Feet above are presented as if all of these 10 lease terminations occurred during the reporting period.

OCCUPANCY BY PROPERTY TYPE AND TENANT



	For the Twelve Months Ended (1)				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Property Type:					
Independent living (2)	87.8%	87.4%	87.1%	87.0%	87.1%
Assisted living (2)	86.7%	86.6%	86.5%	86.3%	86.7%
Nursing homes (2)	79.9%	80.0%	80.3%	80.7%	81.8%
Rehabilitation hospitals	60.4%	60.9%	61.0%	60.4%	60.5%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
MOBs (3)	94.5%	94.2%	95.9%	96.4%	96.6%
Tenant:					
Five Star (Lease No. 1) (4)	84.3%	84.1%	84.1%	84.4%	85.8%
Five Star (Lease No. 2) (4)	82.0%	81.9%	81.8%	81.5%	81.5%
Five Star (Lease No. 3) (4)	89.3%	89.6%	90.0%	90.3%	90.6%
Five Star (Lease No. 4) (4)	86.1%	85.4%	84.6%	83.7%	83.2%
Sunrise Senior Living, Inc. / Marriott (5)	93.1%	93.0%	92.6%	92.7%	92.9%
Brookdale Senior Living, Inc.	93.6%	92.7%	92.1%	92.1%	92.1%
5 private senior living companies (combined)	83.6%	83.8%	84.0%	84.0%	83.8%
TRS Managed (6)	86.9%	86.6%	86.5%	86.8%	87.5%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Multi-tenant MOBs (3)	94.5%	94.2%	95.9%	96.4%	96.6%

(1)   Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown.

(2)   Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(3)   MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of September 30, 2012 was 93.9%.

(4)   In August 2012, we realigned our leases with Five Star as a result of our prepayment of approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan and the release of 11 of the 28 properties securing this loan from the related mortgage. The data presented reflects this realignment.

(5)   Includes occupancy data for the four senior living communities whose leases were extended to December 31, 2018. These leases are guaranteed by Marriott.

(6)   Includes senior living communities that we have acquired since June 2011 and the 10 Communities leased to Sunrise, of which three were transferred in September 2012 and five were transferred in October 2012, that are leased to our TRSs and managed by Five Star for our account. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through September 30, 2012 was 87.2%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (EXCLUDING MOBs and MANAGED COMMUNITIES)

| | For the Twelve Months Ended | | | | |
Tenant	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Five Star (Lease No. 1) (1)	1.20x	1.18x	1.22x	1.25x	1.28x
Five Star (Lease No. 2) (1)	1.23x	1.27x	1.29x	1.33x	1.32x
Five Star (Lease No. 3) (1)	1.68x	1.71x	1.74x	1.76x	1.78x
Five Star (Lease No. 4) (1)	1.20x	1.17x	1.16x	1.16x	1.15x
Sunrise Senior Living, Inc. / Marriott (2)	1.90x	1.97x	1.96x	1.98x	1.97x
Brookdale Senior Living, Inc.	2.27x	2.24x	2.23x	2.23x	2.24x
5 private senior living companies (combined)	2.86x	2.78x	2.80x	2.75x	2.52x
Wellness centers	2.17x	2.16x	2.15x	2.14x	2.16x

(1) In August 2012, we realigned our leases with Five Star as a result of our prepayment of approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan and the release of 11 of the 28 properties securing this loan from the related mortgage. The data presented reflects this realignment.

(2) Includes rent coverage for the four senior living communities whose leases were extended to December 31, 2018. These leases are guaranteed by Marriott.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods.

We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results

are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for

periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility

operations, before subordinated charges and capital expenditure reserves, if any, divided by rent payable to us.



TRS MANAGED COMMUNITIES - RESULTS OF OPERATIONS (1)

(dollars in thousands, except average daily rate)

		As of and For the Three Months Ended								
		9/30/2012		6/30/2012		3/31/2012		12/31/2011		9/30/2011
Number of Properties (2)		37		24		23		22		13
Number of Units (2)		6,439		3,338		3,279		3,187		1,214
Occupancy (3)		87.0%		87.7%		87.5%		86.2%		85.7%
Average Daily Rate (ADR)	$	132	$	131	$	132	$	120	$	115
ADR % Growth		0.7%		(1.0%)		9.8%		5.1%		--
Residents Fees and Services	$	42,352	$	35,986	$	35,568	$	16,277	$	10,731
Property Operating Expenses		(31,233)		(26,244)		(25,499)		(12,427)		(8,602)
NOI (4)	$	11,119	$	9,742	$	10,069	$	3,850	$	2,129
NOI Margin % (5)		26.3%		27.1%		28.3%		23.7%		19.8%

(1) Represents senior living communities that we acquired since June 2011 that are leased to our TRSs and managed by Five Star for our account. See footnote (2) below.

(2) Current quarter (9/30/12) data includes the 10 Communities leased to Sunrise, of which three and five of these communities were transferred to our TRS in September and October 2012, respectively. We currently expect the termination of the leases for, and the transition of the operations of, the remaining two communities to occur before December 31, 2012.

(3) All periods presented include the 10 Communities leased to Sunrise, of which three and five of these communities were transferred to our TRS in September and October 2012, respectively.

(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(5) NOI margin % is defined as NOI as a percentage of residents fees and services.

MOB PORTFOLIO AND SAME STORE - RESULTS OF OPERATIONS

MOB PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended		As of and For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Number of Properties	114	105	114	105
Square Feet (1)	8,197	7,490	8,197	7,490
Occupancy (2)	93.9%	96.4%	93.9%	96.4%
Rental Income (3)	$ 51,346	$ 40,139	$ 144,491	$ 115,887
NOI (4)	$ 34,772	$ 28,589	$ 99,592	$ 83,211
NOI Margin % (5)	67.7%	71.2%	68.9%	71.8%
NOI % Growth	21.6%	--	19.7%	--

MOB SAME STORE PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (6)		As of and For the Nine Months Ended (7)	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Number of Properties	90	90	79	79
Square Feet (1)	6,129	6,129	5,131	5,131
Occupancy (2)	93.1%	96.7%	92.6%	97.1%
Rental Income (3)	$ 39,287	$ 39,947	$ 105,045	$ 105,150
NOI (4)	$ 27,979	$ 28,447	$ 76,203	$ 76,267
NOI Margin % (5)	71.2%	71.2%	72.5%	72.5%
NOI % Growth	(1.6%)	--	(0.1%)	--

(1) Prior periods exclude space remeasurements made during the periods presented.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Includes some triple-net lease rental income.
(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(5) NOI margin % is defined as NOI as a percentage of rental income.
(6) Based on properties owned continuously since July 1, 2011.
(7) Based on properties owned continuously since January 1, 2011.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Properties	114	112	108	108	105
Total sq. ft. (1)	8,197	8,066	7,630	7,630	7,490
Occupancy (2)	93.9%	94.5%	94.2%	95.9%	96.4%
Leasing Activity (sq. ft.):					
New leases	32	26	24	6	11
Renewals	285	185	22	77	197
Total	317	211	46	83	208
% Change in GAAP Rent (3):					
New leases	73.5%	(0.6%)	32.0%	50.1%	19.4%
Renewals	(4.3%)	(3.3%)	(0.7%)	4.3%	3.2%
Weighted average	2.8%	(3.0%)	17.2%	7.3%	5.9%
Leasing Costs and Concession Commitments (4):					
New leases	$ 762	$ 1,192	$ 1,216	$ 225	$ 255
Renewals	677	1,641	200	500	765
Total	$ 1,439	$ 2,833	$ 1,416	$ 725	$ 1,020
Leasing Costs and Concession Commitments per Sq. Ft. (4):					
New leases	$ 23.81	$ 45.85	$ 50.67	$ 37.50	$ 23.18
Renewals	$ 2.38	$ 8.87	$ 9.09	$ 6.49	$ 3.88
Total	$ 4.54	$ 13.43	$ 30.78	$ 8.73	$ 4.90
Weighted Average Lease Term by Sq. Ft. (years) (5):					
New leases	5.4	8.2	13.4	5.5	5.8
Renewals	4.0	4.7	3.9	5.5	4.8
Total	4.2	5.2	9.7	5.5	5.0
Leasing Costs and Concession Commitments per Sq. Ft. per Year (4):					
New leases	$ 4.41	$ 5.59	$ 3.78	$ 6.82	$ 4.00
Renewals	$ 0.59	$ 1.89	$ 2.33	$ 1.18	$ 0.81
Total	$ 1.08	$ 2.58	$ 3.17	$ 1.59	$ 0.98

(1) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered
  for sublease by tenants.
(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of September 30, 2012, including straight line rent adjustments, estimated recurring
  expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the period indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT

(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 9/30/2012 (1)	% of Annualized Rental Income (1)	Expiration
1	Five Star Quality Care, Inc.	Senior living	$ 201,506	39.6%	2017 - 2028
2	Aurora Health Care, Inc.	MOB	16,896	3.3%	2024
3	Sunrise Senior Living, Inc. / Marriott (2)	Senior living	14,465	2.8%	2018
4	Life Time Fitness, Inc.	Wellness center	10,550	2.1%	2028
5	The Scripps Research Institute	MOB	10,261	2.0%	2019
6	Cedars-Sinai Medical Center	MOB	9,342	1.8%	2012 - 2017
7	Brookdale Senior Living, Inc.	Senior living	8,951	1.8%	2017
8	Reliant Medical Group, Inc.	MOB	7,550	1.5%	2019
9	Starmark Holdings, LLC (Wellbridge)	Wellness center	6,985	1.4%	2023
10	First Insurance Company of Hawaii	MOB	5,020	1.0%	2012 - 2018
	All Other Tenants (3)		217,388	42.7%	
	Total Tenants		$ 508,914	100.0%	

(1)   Annualized rental income is rents pursuant to existing leases as of September 30, 2012, including estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended September 30, 2012, annualized) from our TRS.

(2)   These relate to four senior living communities that we lease to Sunrise and for which Marriott guarantees the lessee's obligations. In December 2011, Sunrise extended the leases to December 31, 2018 for these senior living communities. In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities that were leased to Sunrise through December 31, 2013; in September 2012, the leases for three senior living communities were terminated and, in October 2012, the leases for five additional of these senior living communities were terminated and the operations of these eight senior living communities were transferred to our TRS and Five Star management. We currently expect the termination of the leases for, and the transition of the operations of, the remaining two of these senior living communities to occur before December 31, 2012. The data presented above only includes the four senior living communities whose leases were extended to December 31, 2018.

(3)   Includes NOI (three months ended September 30, 2012, annualized) from our TRS including the 10 Communities previously leased to Sunrise. See footnote (2) above.



PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars in thousands)

Year	Annualized Rental Income (1)				Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
	Short and Long Term Residential Care Communities (2)	MOBs	Wellness Centers	Total		
2012	$ -	$ 5,105	$ -	$ 5,105	1.0%	1.0%
2013	-	18,610	-	18,610	3.7%	4.7%
2014	-	23,077	-	23,077	4.5%	9.2%
2015	3,034	19,504	-	22,538	4.4%	13.6%
2016	-	18,252	-	18,252	3.6%	17.2%
2017	43,705	22,617	-	66,322	13.0%	30.2%
2018	14,465	13,811	-	28,276	5.6%	35.8%
2019	599	27,744	-	28,343	5.6%	41.4%
2020	-	10,224	-	10,224	2.0%	43.4%
2021 and thereafter (2)	230,979	39,652	17,536	288,167	56.6%	100.0%
Total	$ 292,782	$ 198,596	$ 17,536	$ 508,914	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 10.2 years

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Living Units / Beds			Square Feet				
	Short and Long Term Residential Care Communities (Units / Beds) (3)	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2012	-	0.0%	0.0%	163,044	-	163,044	1.9%	1.9%
2013	-	0.0%	0.0%	812,012	-	812,012	9.5%	11.4%
2014	-	0.0%	0.0%	1,033,743	-	1,033,743	12.1%	23.5%
2015	423	1.4%	1.4%	812,192	-	812,192	9.5%	33.0%
2016	-	0.0%	1.4%	837,516	-	837,516	9.8%	42.8%
2017	4,229	13.5%	14.9%	968,953	-	968,953	11.4%	54.2%
2018	1,619	5.2%	20.1%	370,851	-	370,851	4.4%	58.6%
2019	175	0.6%	20.7%	888,741	-	888,741	10.4%	69.0%
2020	-	0.0%	20.7%	476,966	-	476,966	5.7%	74.7%
2021 and thereafter (3)	24,887	79.3%	100.0%	1,337,107	812,000	2,149,107	25.3%	100.0%
Total	31,333	100.0%		7,701,125	812,000	8,513,125	100.0%	

(1) Annualized rental income is rents pursuant to existing leases as of September 30, 2012, including estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended September 30, 2012, annualized) from our TRS.

(2) Includes leased and managed independent living communities, assisted living communities, skilled nursing facilities and rehabilitation hospitals.
Includes NOI (three months ended September 30, 2012, annualized) from our TRS and from the 10 Communities leased to Sunrise where the leases have been or are expected to soon be terminated.

(3) Includes 6,439 living units leased to our TRS, including 2,472 living units from the 10 Communities leased to Sunrise where the leases have been or are expected to soon be terminated.



EXHIBITS

8635 West Third Street, Los Angeles, CA.
Medical Office Building.
Major tenant: Cedars Sinai Medical.
Square Feet: 330,928

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI)

(amounts appearing in the table below are in thousands)



EXHIBIT A

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Calculation of NOI:				
Revenues:				
Rental income	$ 116,281	$ 102,969	$ 336,772	$ 301,839
Residents fees and services	42,352	10,731	113,906	11,575
Total revenues	158,633	113,700	450,678	313,414
Property operating expenses	47,807	20,153	127,875	41,888
Net operating income (NOI):	$ 110,826	$ 93,547	$ 322,803	$ 271,526
Reconciliation of NOI to Net Income:				
Net operating income (NOI)	$ 110,826	$ 93,547	$ 322,803	$ 271,526
Depreciation expense	(35,880)	(28,824)	(104,487)	(82,120)
General and administrative expense	(8,352)	(6,564)	(24,106)	(19,513)
Acquisition related costs	(4,297)	(2,620)	(6,814)	(6,547)
Impairment of assets	-	(1,028)	(3,071)	(1,194)
Operating income	62,297	54,511	184,325	162,152
Interest and other income	248	394	957	870
Interest expense	(30,417)	(24,730)	(87,426)	(70,837)
Loss on early extinguishment of debt (1)	(6,349)	-	(6,349)	(427)
Loss on lease terminations (2)	(104)	-	(104)	-
(Loss) gain on sale of properties (3)	(101)	-	(101)	21,315
Equity in earnings of an investee	115	28	236	111
Income before income tax expense	25,689	30,203	91,538	113,184
Income tax expense	(43)	(207)	(290)	(365)
Net income	$ 25,646	$ 29,996	$ 91,248	$ 112,819

(1) In August 2012, we prepaid approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan. As a result of this prepayment, we recorded a loss on early extinguishment of debt of $6.3 million consisting of a debt prepayment premium, legal fees and the write off of unamortized deferred financing fees.

(2) In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities which were previously scheduled to terminate on December 31, 2013; in September 2012, the leases for three senior living communities were terminated and, in October 2012, the leases for five additional senior living communities were terminated. During the three and nine months ended September 30, 2012, we recognized a loss on lease terminations of approximately $104,000. We expect the lease terminations for the remaining two senior living communities to occur before December 31, 2012.

(3) In July 2012, we sold one MOB for approximately $1.1 million and recognized a loss on sale of approximately $101,000. During the second quarter of 2011, we sold seven properties for total sales prices of approximately $39.5 million and recognized a gain on sale of approximately $21.3 million.

We calculate NOI as shown above. We define NOI as income from real estate less our property operating expenses. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and we believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than us.

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA

(dollars appearing in the table below are in thousands)



EXHIBIT B

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Net income (1)	$ 25,646	$ 29,996	$ 91,248	$ 112,819
interest expense	30,417	24,730	87,426	70,837
income tax expense	43	207	290	365
depreciation expense	35,880	28,824	104,487	82,120
EBITDA	91,986	83,757	283,451	266,141
acquisition related costs	4,297	2,620	6,814	6,547
loss on early extinguishment of debt (2)	6,349	-	6,349	427
loss on lease terminations (3)	104	-	104	-
loss (gain) on sale of properties (4)	101	-	101	(21,315)
impairment of assets	-	1,028	3,071	1,194
percentage rent adjustment (1) (5)	2,400	2,900	8,200	8,300
Adjusted EBITDA	$ 105,237	$ 90,305	$ 308,090	$ 261,294

(1) Net income for the three and nine months ended September 30, 2012 includes $350,000 of percentage rent as a result of the September 1, 2012 lease terminations of three senior living communities formerly leased to Sunrise.

(2) In August 2012, we prepaid approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan. As a result of this prepayment, we recorded a loss on early extinguishment of debt of $6.3 million consisting of a debt prepayment premium, legal fees and the write off of unamortized deferred financing fees.

(3) In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities which were previously scheduled to terminate on December 31, 2013; in September 2012, the leases for three senior living communities were terminated and, in October 2012, the leases for five additional senior living communities were terminated. During the three and nine months ended September 30, 2012, we recognized a loss on lease terminations of approximately $104,000. We expect the lease terminations for the remaining two senior living communities to occur before December 31, 2012.

(4) In July 2012, we sold one MOB for approximately $1.1 million and recognized a loss on sale of approximately $101,000. During the second quarter of 2011, we sold seven properties for total sales prices of approximately $39.5 million and recognized a gain on sale of approximately $21.3 million.

(5) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters.

We calculate EBITDA and Adjsuted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our performance along with net income, operating income and cash flow from operating, investing and financing activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than us.



CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

EXHIBIT C

(amounts appearing in the table below are in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Net income (1)	$ 25,646	$ 29,996	$ 91,248	$ 112,819
Depreciation expense	35,880	28,824	104,487	82,120
Loss (gain) on sale of properties (2)	101	-	101	(21,315)
Impairment of assets	-	1,028	3,071	1,194
FFO	61,627	59,848	198,907	174,818
Acquisition related costs	4,297	2,620	6,814	6,547
Loss on early extinguishment of debt (3)	6,349	-	6,349	427
Loss on lease terminations (4)	104	-	104	-
Percentage rent adjustment (1) (5)	2,400	2,900	8,200	8,300
Normalized FFO	$ 74,777	$ 65,368	$ 220,374	$ 190,092
Weighted average shares outstanding	174,690	153,385	166,698	145,745
FFO per share	$ 0.35	$ 0.39	$ 1.19	$ 1.20
Normalized FFO per share	$ 0.43	$ 0.43	$ 1.32	$ 1.30

(1) Net income for the three and nine months ended September 30, 2012 includes $350,000 of percentage rent as a result of the September 1, 2012 lease terminations of three senior living communities formerly leased to Sunrise.

(2) In July 2012, we sold one MOB for approximately $1.1 million and recognized a loss on sale of approximately $101,000. During the second quarter of 2011, we sold seven properties for total sales prices of approximately $39.5 million and recognized a gain on sale of approximately $21.3 million.

(3) In August 2012, we prepaid approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan. As a result of this prepayment, we recorded a loss on early extinguishment of debt of $6.3 million consisting of a debt prepayment premium, legal fees and the write off of unamortized deferred financing fees.

(4) In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities which were previously scheduled to terminate on December 31, 2013; in September the leases for three senior living communities were terminated and, in October 2012, the leases for five additional senior living communities were terminated. During the three and nine months ended September 30, 2012, we recognized a loss on lease terminations of approximately $104,000. We expect the lease terminations for the remaining two senior living communities to occur before December 31, 2013.

(5) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income in earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of assets, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which it relates to rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, loss on early extinguishment of debt and loss on lease terminations, if any. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than us.